UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November, 2008.
Commission File Number 000-50656
InNexus Biotechnology Inc.
(Translation of registrant’s name into English)
1055 W. Hastings Street, Suite 2200 Vancouver, BC V6E 2E9
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders. Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .

Press Release
InNexus Biotechnology Announces New EGFR Antibody DXL1218 Targeting Colorectal Cancer and announces $1.25 Million Private Placement
— Innovative Biotech Targets Another Large Well-Known Product and Continues Expansion of Antibody Therapeutics Pipeline —
British Columbia, Canada — 7 November 2008 — InNexus Biotechnology Inc., (TSX: IXS.V, OTCBB: IXSBF, http://www.ixsbio.com), a drug development company commercializing the next generation of monoclonal antibodies based on its Dynamic Cross Linking (DXL™) technology, announces the development of a new antibody product from its DXL™ platform technology, DXL1218 (EGFR), for the prospective treatment of colorectal cancer.
“Recent experimental data suggests that DXL1218 (EGFR) is superior to competing commercialized products on the market, such as ERBITUX® (cetuximab), in terms of potency and efficacy,” said Jeff Morhet, CEO and Chairman of InNexus. “I am very excited, as this latest development lends further support to the robustness and predictability of the DXL™ platform and the superiority of products from the platform over presently commercialized offerings.”
Speaking on InNexus’ announcement, Pablo Legorreta, Chief Executive Officer of Royalty Pharma said, “We are quite pleased with the rapid progress of our research partner InNexus. Jeff has had a vision for rapid product development based on DXL™ technology coupled with advanced in vivo studies and a significant regulatory strategy. We look forward to their continued rollout of products and performance.”
Private Placement
InNexus also announces it intends to issue 10% unsecured convertible debentures, for maximum proceeds to InNexus of $1.25 million. Each debenture will be convertible into common shares of InNexus at the rate of one common share for each $0.10 of debt converted. The debenture will have a term of 2 years and net proceeds from the private placement will be used by InNexus for research and development and general corporate business. Closing of the private placement is expected to occur on or about 14 November 2008.
In connection with the private placement, certain insiders of InNexus comprised of some members of the Board and senior management, are expected to participate in the offering for an aggregate of approximately 40% on the same terms and InNexus may pay finders’ fees to registered persons in an amount equal to 7% of the proceeds from the sale of the debentures to purchasers referred by such finder in accordance with the policies of the TSX Venture Exchange.
Participation in the private placement by insiders of InNexus is considered to be a related-party transaction as defined under Multilateral Instrument 61-101, however, the transaction is exempt from the formal valuation and minority shareholder approval requirements under the instrument as neither the fair market value of the securities being issued nor the consideration paid exceeds 25 per cent of InNexus’ market capitalization.
Upon conversion of the debenture, the common shares will be subject to a four-month “hold period” from the date of conversion under the policies of the TSX Venture Exchange and applicable securities legislation.

About Colorectal Cancer
Colorectal cancer is the third most common cancer found in men and women in the United States and is a term referring to cancer that develops in the colon or rectum. The American Cancer Society estimates that there will be about 108,070 new cases of colon cancer and 40,740 new cases of rectal cancer in 2008 in the United States. Combined, they will cause about 49,960 deaths.
One of the leading products available is ERBITUX® (cetuximab) marketed by ImClone Systems Incorporated. ImClone recently reported that global net sales of ERBITUX® for the first quarter of 2008 grew to $417.3 million, an increase of 12% compared to $371.0 million for the previous quarter and an increase of 36% compared to $306.1 million for the same period last year.
About InNexus
InNexus is a drug development company commercializing the next generation of monoclonal antibodies based on its DXL™ technology, which improves the potency of existing antibody products while opening new markets and disease applications. DXL™ antibodies utilize unique, novel and patented methods and technologies of InNexus.
InNexus is headquartered in British Columbia with principal management based in Scottsdale, Arizona on the campus of Mayo Clinic and has its own in-house developmental facilities. These development resources provide validation of protein and peptide discoveries, enabling InNexus (and its strategic partners) to advance novel drug therapeutics and diagnostics. To learn more about InNexus, please visit http://www.ixsbio.com.
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release. This news release may contain assumptions, estimates, and other forward-looking statements that involve inherent risks and uncertainties and are subject to factors, many of which are beyond the Company’s control, that may cause actual results or performance to differ materially from those currently anticipated in such statements.
Contact:
Jeff Morhet
Chairman & Chief Executive Officer
InNexus Biotechnology Inc.
http://www.ixsbio.com
480-862-7500

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InNexus Biotechnology Inc. (Registrant)

Date November 12, 2008	By	/s/ Wade Brooksby
Wade Brooksby
Chief Financial Officer